[Letterhead of SkyBridge]

March 11, 2011

VIA EDGAR

Kimberly Browning
Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549

SkyBridge Multi-Adviser Hedge Fund Portfolios LLC
(File Nos. 333-172034 and 811-21190)

Dear Ms. Browning:

SkyBridge Multi-Adviser Hedge Fund Portfolios LLC (the “Company”) hereby requests that the effective date of the Registration Statement filed Wednesday, March 9, 2011 on Form N-2 (listed as an EDGAR N-2/A filing) under the Securities Act of 1933 (the “Registration Statement”) be accelerated to today Friday, March 11, 2011, or as soon as possible thereafter.

We request that we be notified of such effectiveness by a telephone call to Jesse P. Kanach of Shearman & Sterling LLP at (202) 508-8026, and that such effectiveness also be confirmed in writing.

The Company acknowledges that should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement.  In addition, the Company acknowledges, that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement.  The Company further acknowledges that it may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

SkyBridge Multi-Adviser Hedge Fund Portfolios LLC

By:	/s/ Christopher Hutt
	Name:	Christopher Hutt
	Title:	Vice President

Hastings Capital Group, LLC

By:	/s/ Victor Oviedo
	Name:	Victor Oviedo
	Title:	President